UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 22, 2017

Commission File Number 1-10167

WESTPAC BANKING CORPORATION

(Translation of registrant’s name into English)

275 KENT STREET, SYDNEY, NEW SOUTH WALES 2000, AUSTRALIA

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F             ____x_____              Form 40-F             __________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  __________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___________

Incorporation by reference

The information set forth in this Report on Form 6-K, excluding the information set forth in Exhibits No. 1 and No. 2, shall be incorporated by reference in the prospectus relating to the Registrant’s debt securities contained in the Registrant’s Registration Statement on Form F-3 (File No. 333-207931), as such prospectus may be amended or supplemented from time to time.

Impact of new major bank tax on Westpac

Westpac today updated the market on the new major bank budget deficit repair levy (“Levy”) announced in the 2017 Federal Budget.

Given the limited detail available to us it is difficult to precisely calculate the Levy. Nevertheless, given information received to date, we are able to provide preliminary estimates of the cost of the Levy for Westpac.

Based on Westpac Banking Corporation’s balance sheet at March 31, 2017, the announced 0.06 per cent (or 6 basis point) Levy would apply to approximately A$615 billion of Westpac’s liabilities (“Impacted liabilities”). Impacted liabilities would exclude certain prescribed items including approximately A$174 billion of financial claims scheme eligible deposits. The Levy is expected to be tax deductible, but will not attract franking credits (Australian tax imputation credits).

As the Levy is expected to be applied from July 1, 2017, it will impact Westpac’s Full Year 2017 financial results (year ended September 30, 2017). On the basis of the above estimates, it would result in a new cost in our Second Half 2017 of approximately A$65 million after tax. On an annualised basis, that represents a cost of around A$370 million or around A$260 million after tax. The exact cost will depend on the final form of the new legislation passed and the composition of Westpac’s liabilities.

Consideration is being given to how we will manage this significant impost on the bank. We plan to consult with stakeholders, including shareholders, on the Levy.

Index to Exhibits

Exhibit No.	Description

1	Westpac Release: Impact of new major bank tax on Westpac
2	Westpac shareholder letter

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WESTPAC BANKING CORPORATION
(Registrant)

Date: May 22, 2017	By:	/s/ Sean Crellin
Sean Crellin
Director – Corporate, Legal and
Secretariat